Exhibit 99.1

STRATASYS LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED

JUNE 30, 2019

(UNAUDITED)

INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019
(UNAUDITED)

STRATASYS LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Consolidated Balance Sheets
(in thousands, except share data)
	June 30, 2019	December 31, 2018
ASSETS
Current assets
Cash and cash equivalents	$366,327	$393,167
Accounts receivable, net	131,546	138,146
Inventories	147,799	123,524
Prepaid expenses	8,117	6,398
Other current assets	29,686	22,936
Total current assets	683,475	684,171
Non-current assets
Property, plant and equipment, net	189,794	188,150
Goodwill	385,803	385,849
Other intangible assets, net	96,001	107,274
Operating lease right-of-use assets	23,399	-
Other non-current assets	18,891	22,810
Total non-current assets	713,888	704,083
Total assets	$1,397,363	$1,388,254

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	$54,662	$45,855
Current portion of long-term debt	-	5,143
Accrued expenses and other current liabilities	29,942	39,115
Accrued compensation and related benefits	29,572	31,703
Deferred revenues	54,298	53,965
Operating lease liabilities - short term	9,106	-
Total current liabilities	177,580	175,781
Non-current liabilities
Long-term debt	-	22,000
Deferred revenues - long-term	16,652	18,422
Operating lease liabilities - long term	14,702	-
Other non-current liabilities	31,409	29,084
Total non-current liabilities	62,763	69,506
Total liabilities	$240,343	$245,287

Contingencies (see note 11)

Redeemable non-controlling interests	742	852

Equity
Ordinary shares, NIS 0.01 nominal value, authorized 180,000 thousands shares; 54,344 thousands shares and 53,881 thousands shares issued and outstanding at June 30, 2019 and December 31, 2018, respectively	147	146
Additional paid-in capital	2,695,622	2,681,048
Accumulated other comprehensive loss	(7,047)	(7,753)
Accumulated deficit	(1,532,444)	(1,531,326)
Total equity	1,156,278	1,142,115

Total liabilities and equity	$1,397,363	$1,388,254

The accompanying notes are an integral part of these consolidated financial statements.

STRATASYS LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Consolidated Statements of Operations and Comprehensive Income (Loss)
	Three Months Ended June 30,		Six Months Ended June 30,
in thousands, except per share data	2019	2018	2019	2018
Net sales
Products	$110,341	$118,403	$215,432	$222,320
Services	52,822	51,833	103,031	101,749
	163,163	170,236	318,463	324,069
Cost of sales
Products	47,095	53,262	91,264	98,480
Services	34,901	33,327	69,575	66,292
	81,996	86,589	160,839	164,772
Gross profit	81,167	83,647	157,624	159,297

Operating expenses
Research and development, net	24,040	23,689	46,614	48,799
Selling, general and administrative	56,322	61,887	113,476	118,892
	80,362	85,576	160,090	167,691
Operating income (loss)	805	(1,929)	(2,466)	(8,394)

Financial income (expense), net	1,755	(83)	2,508	(75)

Income (loss) before income taxes	2,560	(2,012)	42	(8,469)

Income tax expenses	1,280	205	2,498	806

Share in profit (losses) of associated companies	(195)	(1,360)	1,228	(7,433)

Net income (loss)	$1,085	$(3,577)	$(1,228)	$(16,708)

Net loss attributable to non-controlling interests	(67)	(26)	(110)	(116)

Net income (loss) attributable to Stratasys Ltd.	$1,152	$(3,551)	$(1,118)	$(16,592)

Net income (loss) per ordinary share attributable to Stratasys Ltd.
Basic	$0.02	$(0.08)	$(0.02)	$(0.33)
Diluted	$0.02	$(0.08)	$(0.02)	$(0.33)

Weighted average ordinary shares outstanding.
Basic	54,231	53,722	54,102	53,689
Diluted	54,687	53,722	54,102	53,689

Comprehensive income (loss)
Net income (loss)	1,085	(3,577)	(1,228)	(16,708)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(17)	(3,222)	(444)	(1,211)
Unrealized gains (losses) on derivatives designated as cash flow hedges	155	(544)	1,150	(869)
Other comprehensive income (loss), net of tax	138	(3,766)	706	(2,080)
Comprehensive income (loss)	1,223	(7,343)	(522)	(18,788)
Less: comprehensive loss attributable to non-controlling interests	(67)	(26)	(110)	(116)
Comprehensive income (loss) attributable to Stratasys Ltd.	$1,290	$(7,317)	$(412)	$(18,672)

The accompanying notes are an integral part of these condensed consolidated financial statements.

STRATASYS LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Consolidated Statements of Changes in Equity
(in thousands )
Three and Six Months Ended June 30, 2019 and 2018
					Accumulated
	Ordinary Shares		Additional		Other	Equity
	Number of		Paid-In	Accumulated	Comprehensive	attributable to	Non-controlling	Total
	shares	Par Value	Capital	Deficit	Loss	Stratasys Ltd.	Interests	Equity
Balance as of December 31, 2018	53,881	146	2,681,048	(1,531,326)	(7,753)	1,142,115	-	1,142,115
Issuance of shares in connection with stock-based compensation plans	167	*	2,222	-	-	2,222	-	2,222
Stock-based compensation	-	-	4,229	-	-	4,229	-	4,229

Comprehensive loss	-	-	-	(2,270)	568	(1,702)	-	(1,702)
Balance as of March 31, 2019	54,048	146	2,687,499	(1,533,596)	(7,185)	1,146,864	-	1,146,864

Issuance of shares in connection with stock-based compensation plans	296	1	2,030	-	-	2,031	-	2,031
Stock-based compensation	-	-	6,093	-	-	6,093	-	6,093

Comprehensive income	-	-	-	1,152	138	1,290	-	1,290
Balance as of June 30, 2019	54,344	147	2,695,622	(1,532,444)	(7,047)	1,156,278	-	1,156,278

					Accumulated
	Ordinary Shares		Additional		Other	Equity
	Number of		Paid-In	Accumulated	Comprehensive	attributable to	Non-controlling	Total
	shares	Par Value	Capital	Deficit	Loss	Stratasys Ltd.	Interests	Equity
Balance as of December 31, 2017	53,631	145	2,663,274	(1,523,906)	(7,023)	1,132,490	17	1,132,507
Cumulative effect of changes in accounting principles	-	-	-	3,544	-	3,544	-	3,544
Issuance of shares in connection with stock-based compensation plans	79	*	334	-	-	334	-	334
Stock-based compensation	-	-	3,415	-	-	3,415	-	3,415
Comprehensive loss	-	-	-	(13,041)	1,686	(11,355)	(34)	(11,389)
Balance as of March 31, 2018	53,710	$145	$2,667,023	$(1,533,403)	$(5,337)	$1,128,428	$(17)	$1,128,411

Issuance of shares in connection with stock-based compensation plans	19	1	38	-	-	39	-	39
Stock-based compensation	-	-	4,278	-	-	4,278	-	4,278
Purchase of redeemable non-controlling interests			(935)			(935)		(935)
Comprehensive loss	-	-	-	(3,551)	(3,766)	(7,317)	17	(7,300)
Balance as of June 30, 2018	53,729	$146	$2,670,404	$(1,536,954)	$(9,103)	$1,124,493	$-	$1,124,493

* Represents an amount less than 0.5 thousand

STRATASYS LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Consolidated Statements of Cash Flows
	Six Months Ended June 30,
in thousands	2019	2018
Cash flows from operating activities
Net loss	$(1,228)	$(16,708)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	25,063	30,612
Stock-based compensation	10,322	7,693
Foreign currency transaction loss (gain)	(1,603)	3,215
Deferred income taxes	(1,123)	(1,902)
Share in (profits) losses of associated companies	(1,228)	7,433
Gain from sale of unconsolidated entity	(3,578)	-
Other non-cash items, net	903	799

Change in cash attributable to changes in operating assets and liabilities:
Accounts receivable, net	6,372	8,944
Inventories	(27,128)	(3,983)
Net investment in sales-type leases	1,801	4,262
Other current assets and prepaid expenses	(6,390)	(4,334)
Other non-current assets	3,875	(567)
Accounts payable	8,812	7,658
Other current liabilities	(12,798)	(2,046)
Deferred revenues	(1,357)	1,768
Other non-current liabilities	122	(2,746)
Net cash provided by operating activities	837	40,098

Cash flows from investing activities
Purchase of property and equipment	(10,423)	(12,403)
Investment in unconsolidated entities	-	(7,862)
Purchase of intangible assets	(800)	(634)
Proceeds from sale of plant and property	129	4,105
Proceeds from sale of subsidiaries and unconsolidated entity	4,909	-
Other investing activities	(385)	(347)
Net cash used in investing activities	(6,570)	(17,141)

Cash flows from financing activities
Repayment of debt	(27,293)	(2,572)
Proceeds from exercise of stock options	4,252	1,036
Acquisition of redeemable non-controlling interests	-	(1,500)
Net cash used in financing activities	(23,041)	(3,036)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,697	(2,001)

Net change in cash, cash equivalents and restricted cash	(27,077)	17,920
Cash, cash equivalents and restricted cash, beginning of period	393,734	329,359

Cash, cash equivalents and restricted cash, end of period	$366,657	$347,279

Supplemental disclosures of cash flow information:
Transfer of fixed assets to inventory	127	156
Transfer of inventory to fixed assets	2,614	1,150

The accompanying notes are an integral part of these condensed consolidated financial statements.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 1. Business Description and Basis of Presentation

Stratasys Ltd. (collectively with its subsidiaries, the “Company”) is a global provider of applied additive technology solutions for a broad range of industries. The Company focuses on customers’ business requirements and seeks to create new value for its customers across their product lifecycle processes, from design prototypes to manufacturing tools and final production parts. The Company operates a 3D printing ecosystem of solutions and expertise, comprised of: 3D printers ranging from entry-level desktop 3D printers to systems for rapid prototyping (“RP”) and large production systems for direct digital manufacturing (“DDM”) based on precise fused deposition modeling (“FDM”) and PolyJet technologies; advanced materials for use with its 3D printers; software with voxel level control; application-based services; on-demand parts; and key partnerships.

The condensed consolidated interim financial statements include the accounts of Stratasys Ltd. and its subsidiaries. All intercompany accounts and transactions, including profits from intercompany sales not yet realized outside the Company, have been eliminated in consolidation.

The consolidated interim financial information herein is unaudited; however, such information reflects all adjustments (consisting of normal, recurring adjustments), which are, in the opinion of management, necessary for a fair statement of results for the interim period. The results of operations for the three and six months ended June 30, 2019 are not necessarily indicative of the results to be expected for the full year. Certain financial information and footnote disclosures normally included in the annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) have been condensed or omitted. The reader is referred to the audited consolidated financial statements and notes thereto for the year ended December 31, 2018, filed with the U.S. Securities and Exchange Commission (the “SEC”) as part of the Company’s Annual Report on Form 20-F for such year on March 7, 2019.

Note 2. New Accounting Pronouncements

Accounting Pronouncements Adopted in the Current Period

In June 2018, the Financial Accounting Standards Board (“FASB”) issued a new Accounting Standards Update (“ASU”) which substantially aligns the measurement and classification guidance for share-based payments to non-employees with the guidance for share-based payments to employees. That ASU also clarifies that any share-based payment issued to a customer should be evaluated based upon the new revenue recognition standard. The new ASU required a modified retrospective transition approach. The Company adopted this guidance effective January 1, 2019, which has not had a material impact on its consolidated financial statements.

In August 2017, the FASB issued an ASU which simplifies the designation and measurement requirements of hedge accounting in certain situations and allows companies to better align their hedge accounting with their risk management activities. The ASU also eases certain hedge effectiveness assessment requirements, expands the eligibility of hedging strategies that may qualify for hedge accounting and modifies certain presentation and disclosure requirements. The Company adopted this guidance effective January 1, 2019, which has not had a material impact on its consolidated financial statements.

In February 2016, the FASB issued a new ASU which amended its lease accounting guidance. Under the new lease accounting guidance, lessees are required to recognize a right-of-use asset and a lease liability for all leases, including leases classified as operating leases. The lease liability and the right-of-use asset are measured based on the present value of the lease payments. In addition, disclosures of qualitative and quantitative information about leasing arrangements are required. The new lease accounting guidance also contains amended guidance regarding the identification of embedded leases in service contracts and the identification of lease and non-lease components of an arrangement.

The Company adopted the new lease accounting guidance on January 1, 2019, using a modified retrospective transition approach, with certain practical expedients, and as a result did not adjust prior periods. Following the adoption, the Company recognized right-of-use assets of $27.4 million and lease liabilities of $27.9 million for its operating leases. The Company does not have material finance leases. The new lease accounting guidance had no material impact on the Company's Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) and no material impact on the Condensed Consolidated Statements of Cash Flows.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The Company determines whether an arrangement contains a lease at the inception of a contract. If an arrangement is a lease, the Company determines whether it is an operating lease or a finance lease. The Company's lease terms include all non-cancelable periods and may include options to extend the lease when it is reasonably certain that the Company will exercise that option. Lease expense for operating leases is recognized on a straight-line basis over the lease term. The Company elected the short-term lease recognition exemption for all leases with terms shorter than twelve months.

The right-of-use assets represent the Company's right to control the use of an underlying asset for the lease term. The lease liabilities represent the present value of the Company's future lease payments over the expected lease term, which is determined using the Company's incremental borrowing rate at the lease commencement date. This rate is determined considering factors such as the lease term, credit standing and the economic environment of the location of the lease.

The Company's leases primarily relate to buildings for the Company’s administrative, research and development, sales and marketing, and manufacturing activities, as well as vehicles leases.

As of June 30, 2019, the weighted average remaining lease term for the Company’s leases was 3.3 years, and weighted-average discount rate was 4.7%.

Recently Issued Accounting Pronouncements Not Yet Adopted

In August 2018, the FASB issued an ASU that clarifies the accounting for implementation costs in cloud computing arrangements. This ASU requires the implementation costs incurred by customers in cloud computing arrangements to be deferred and recognized over the term of the arrangement, if those costs would be capitalized by the customers in a software licensing arrangement. The guidance will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted. The Company is currently evaluating the impact of the adoption of the new guidance on its consolidated financial statements.

In June 2016, the FASB issued an ASU that supersedes the existing impairment model for most financial assets to a current expected credit loss model. The new guidance requires an entity to recognize an impairment allowance equal to its current estimate of all contractual cash flows the entity does not expect to collect. The ASU also requires that credit losses relating to available-for-sale debt securities will be recorded through an allowance for credit losses. The new guidance is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of the new guidance on its consolidated financial statements.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 3. Revenues

Disaggregation of Revenues

The following table presents the Company’s revenues disaggregated by geographical region (based on the Company's customers' locations) and revenue type for the three and six months ended June 30, 2019 and 2018:

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
	(U.S. $ in thousands)		(U.S. $ in thousands)
Americas
Products	$67,137	$67,193	$125,191	$117,437
Service	40,888	39,597	79,332	77,267
Total Americas	108,025	106,790	204,523	194,704

EMEA
Products	23,323	29,948	51,408	61,929
Service	6,826	7,279	13,524	14,269
Total EMEA	30,149	37,227	64,932	76,198

Asia Pacific
Products	19,881	21,262	38,833	42,954
Service	5,108	4,957	10,175	10,213
Total Asia Pacific	24,989	26,219	49,008	53,167

Total Revenues	$163,163	$170,236	$318,463	$324,069

The following table presents the Company’s revenues disaggregated based on the timing of revenue recognized for the three and six months ended June 30, 2019 and 2018:

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
	(U.S. $ in thousands)		(U.S. $ in thousands)
Revenues recognized in point in time from:
Products	$110,341	$118,403	$215,432	$222,320
Services	10,747	11,059	21,374	21,137
Total revenues recognized in point in time	121,088	129,462	236,806	243,457

Revenues recognized over time from:
Services	42,075	40,774	81,657	80,612
Total revenues recognized over time	42,075	40,774	81,657	80,612

Total Revenues	$163,163	$170,236	$318,463	$324,069

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Contract Assets and Contract Liabilities

Contract assets are recorded when the Company's right to consideration is conditional on constraints other than the passage of time. The Company had no material contract assets as of June 30, 2019.

Contract liabilities include advance payments and billings in excess of revenue recognized, which are primarily related to advanced billings for service type warranty. Contract liabilities are presented under deferred revenues. The Company's deferred revenues as of June 30, 2019 and December 31, 2018 were as follows:

	June 30,	December 31,
	2019	2018
	U.S. $ in thousands
Deferred revenue*	70,950	72,387

*Includes $16.7 million and $18.4 million under long term deferred revenue in the Company's consolidated balance sheets as of June 30, 2019 and December 31, 2018, respectively.

Revenue recognized in 2019 that was included in deferred revenue balance as of January 1, 2019 was $14.1 million and $31.9 million for the three and six months ended June 30, 2019, respectively.

Remaining Performance Obligations

Remaining Performance Obligations ("RPO") represents contracted revenue that has not yet been recognized, which includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods. As of June 30, 2019, the total RPO amounted to 91.1 million. The Company expects to recognize $71.7 million of this RPO during the next 12 months, $13.6 million over the subsequent 12 months and $5.7 million in the remainder thereafter.

Incremental Costs of Obtaining a Contract

Sales commissions earned mainly by the Company’s sales agents are considered incremental costs of obtaining a contract with a customer, as the Company expects the benefit of those commissions to be longer than one year. The majority of the sales commissions are not subject to capitalization, as the commission expense is recognized as the related revenue is recognized. Sales commissions for initial contracts related to the service type warranty are deferred and then amortized on a straight-line basis over the expected customer relationship period if the Company expects to recover those costs. Amortization expense is included in selling, general and administrative expenses in the consolidated statements of operations. As of June 30, 2019 and December 31, 2018, the deferred commission amounted to $3.5 million and $3.1 million respectively.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 4. Inventories

Inventories consisted of the following:

	June 30,	December 31,
	2019	2018
	U.S. $ in thousands
Finished goods	$73,852	$61,391
Work-in-process	3,600	2,616
Raw materials	70,347	59,517
	147,799	123,524

Note 5. Goodwill and Other Intangible Assets

Goodwill

Changes in the carrying amount of the Company’s goodwill for the six-months ended June 30, 2019 were as follows:

U.S. $ in thousands
Goodwill as of January 1, 2019	$385,849
Foreign currency translation adjustments	(46)
Goodwill as of June 30, 2019	$385,803

During the fourth quarter of 2018, the Company performed a quantitative assessment for goodwill impairment for its Stratasys-Objet reporting unit.

Following its quantitative assessment, the Company concluded that the fair value of its Stratasys-Objet reporting unit exceeded its carrying amount by approximately 8%, with a carrying amount of goodwill assigned to this reporting unit in an amount of $386 million.

When evaluating the fair value of its Stratasys-Objet reporting unit the Company used a discounted cash flow model which utilized Level 3 measures that represent unobservable inputs into the valuation method. Key assumptions used to determine the estimated fair value include: (a) expected cash flows for five years following the assessment date which were based on, among other factors, expected revenue growth, costs to produce, operating profit margins and estimated capital needs; (b) an estimated terminal value that utilized a terminal year growth rate of 3.1% that was determined based on the growth prospects of the reporting unit; and (c) a discount rate of 14.0% based on management’s best estimate of the after-tax weighted average cost of capital. If any of these were to vary materially from the Company's estimates, the Company could face impairment of goodwill allocated to this reporting unit in the future.

Actual results may differ from those assumed in the Company's valuation method. It is reasonably possible that the Company's assumptions described above could change in future periods. If any of these were to vary materially from the Company's plans, it may record impairment of goodwill allocated to this reporting unit in the future.

A hypothetical decrease in the growth rate of 1% or an increase of 1% to the discount rate would have reduced the fair value of Stratasys-Objet reporting unit by approximately $48 million and $80 million, respectively.

Based on the Company’s assessment as of December 31, 2018, no goodwill was determined to be impaired.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

During the second quarter of 2019 the Company reaffirmed that no significant events or circumstances occurred that contradict the assumptions and data used in the annual impairment test performed in the fourth quarter of 2018.

Determining the fair value of the Stratasys-Objet reporting unit requires significant judgment, including judgments about the appropriate discount rates, terminal growth rates, weighted average costs of capital and the amount and timing of projected future cash flows. The Company will continue to monitor the fair value of its Stratasys-Objet reporting unit to determine whether events and changes in circumstances such as a deterioration in the business climate or operating results, significant decline in the Company's share price, changes in management’s business strategy or downward changes of the Company's cash flows projections, warrant further interim impairment testing.

Other Intangible Assets

Other intangible assets consisted of the following:

	June 30, 2019			December 31, 2018
	Carrying Amount,		Net	Carrying Amount,		Net
	Net of	Accumulated	Book	Net of	Accumulated	Book
	Impairment	Amortization	Value	Impairment	Amortization	Value
	U.S. $ in thousands
Developed technology	$299,100	$(244,256)	$54,844	$299,100	$(236,375)	$62,725
Patents	11,022	(6,193)	4,829	10,127	(5,752)	4,375
Trademarks and trade names	26,239	(19,650)	6,589	26,212	(19,067)	7,145
Customer relationships	102,984	(73,473)	29,511	102,984	(70,353)	32,631
Capitalized software development costs	19,541	(19,313)	228	19,540	(19,142)	398
	$458,886	$(362,885)	$96,001	$457,963	$(350,689)	$107,274

Amortization expense relating to intangible assets for the three-month periods ended June 30, 2019 and 2018 was approximately $6.0 million and $8.0 million, respectively. Amortization expense relating to intangible assets for the six-month periods ended June 30, 2019 and 2018 was approximately $12.1 million and $16.1 million, respectively.

As of June 30, 2019, the estimated amortization expense relating to intangible assets for each of the following periods was as follows:

Remaining 6 months of 2019	$12,128
2020	23,983
2021	23,823
2022	23,730
Thereafter	12,337
Total	96,001

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 6. Income (Loss) Per Share

The following table presents the numerator and denominator of the basic and diluted net income (loss) per share computations for the three and six months ended June 30, 2019 and 2018:

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
	In thousands, except per share amounts		In thousands, except per share amounts
Numerator:
Net income (loss) attributable to Stratasys Ltd.	$1,152	$(3,551)	$(1,118)	$(16,592)
Adjustment of redeemable non-controlling interest to redemption amount	-	(935)	-	(935)
Net income (loss) attributable to Stratasys Ltd. for basic and diluted loss per share	1,152	(4,486)	(1,118)	(17,527)

Denominator:
Weighted average shares
Basic	54,231	53,722	54,102	53,689
Diluted	54,687	53,722	54,102	53,689

Net income (loss) per share attributable to Stratasys Ltd.
Basic	$0.02	$(0.08)	$(0.02)	$(0.33)
Diluted	$0.02	$(0.08)	$(0.02)	$(0.33)

The computation of diluted net loss per share excluded share awards of 4.7 million shares and 4.1 million shares for the six months ended June 30, 2019 and 2018, respectively, because their inclusion would have had an anti-dilutive effect on the diluted net loss per share.

The computation of diluted net income (loss) per share excluded share awards of 3.5 million shares and 4.1 million shares for the three months ended June 30, 2019 and 2018, respectively, because their inclusion would have had an anti-dilutive effect on the diluted net income (loss) per share.

Note 7. Income Taxes

The Company had income tax expenses of $1.3 million for the three-month period ended June 30, 2019 compared to income tax expenses of $0.2 million for the three-month period ended June 30, 2018, and income tax expenses of $2.5 million for the six-month period ended June 30, 2019 compared to income tax expenses of $0.8 million for the six-month period ended June 30, 2018. The Company’s income tax expenses were primarily impacted by different geographic mix of earnings and losses, as well as a valuation allowance on losses of the Company's US subsidiaries.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 8. Fair Value Measurements

Financial instruments measured at fair value

The following tables summarize the Company’s financial assets and liabilities that are carried at fair value on a recurring basis, in its consolidated balance sheets:

	June 30, 2019	December 31, 2018
	(U.S. $ in thousands)
Assets:
Foreign exchange forward contracts not designated as hedging instruments	$192	$374
Foreign exchange forward contracts designated as hedging instruments	522	-

Liabilities:
Foreign exchange forward contracts not designated as hedging instruments	(160)	(196)
Foreign exchange forward contracts designated as hedging instruments	-	(628)
	$554	$(450)

The Company’s foreign exchange forward contracts are classified as Level 2, as they are not actively traded and are valued using pricing models that use observable market inputs, including interest rate curves and both forward and spot prices for currencies (Level 2 inputs).

Other financial instruments consist mainly of cash and cash equivalents, current and non-current receivables, net investment in sales-type leases, bank loan, accounts payable and other current liabilities. The fair value of these financial instruments approximates their carrying values.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 9. Derivative instruments and hedging activities

Since the Company conducts its operations globally, it is exposed to global market risks and to the risk that its earnings, cash flows and equity could be adversely impacted by fluctuations in foreign currency exchange rates. The Company enters into transactions involving foreign currency exchange derivative financial instruments. The Company manages its foreign currency exposures on a consolidated basis, which allows the Company to net exposures and take advantage of any natural hedging. The transactions are designed to manage the Company’s net exposure to foreign currency exchange rates and to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates. The Company does not enter into derivative transactions for trading purposes.

The Company is primarily exposed to foreign exchange risk with respect to recognized assets and liabilities and forecasted transactions denominated in the New Israeli Shekel (“NIS”), Euro, Korean Won, Chinese Yuan and the Japanese Yen. The gains and losses on the hedging instruments partially offset losses and gains on the hedged items. Financial markets and currency volatility may limit the Company’s ability to hedge these exposures.

The following table summarizes the consolidated balance sheets classification and fair values of the Company’s derivative instruments:

		Fair Value		Notional Amount
		June 30,	December 31,	June 30,	December 31,
	Balance sheet location	2019	2018	2019	2018
			U.S. $ in thousands
Assets derivatives -Foreign exchange contracts, not designated as hedging instruments	Other current assets	$192	$374	$27,397	$34,695
Assets derivatives -Foreign exchange contracts, designated as cash flow hedge	Other current assets	522	-	17,528	-
Liability derivatives -Foreign exchange contracts, not designated as hedging instruments	Accrued expenses and other current liabilities	(160)	(196)	74,367	54,425
Liability derivatives -Foreign exchange contracts, designated as hedging instruments	Accrued expenses and other current liabilities	-	(628)	-	41,303
		$554	$(450)	$119,292	$130,423

As of June 30, 2019, the notional amounts of the Company’s outstanding exchange forward contracts, not designated as hedging instruments, were $101.8 million, and were used to reduce foreign currency exposures. With respect to such derivatives, $0.0 million and gain of $3.3 million were recognized under financial income (expense), net for the three-month periods ended June 30, 2019 and 2018, respectively, and gain of $1.2 million and loss of $1.0 million were recognized under financial income (expense), net for the six-month periods ended June 30, 2019 and 2018, respectively. Such gains or losses partially offset the foreign currencies revaluation changes of the balance sheet items. These foreign currencies revaluation changes are also recognized under financial income (expense), net.

As of June 30, 2019, the Company had in effect foreign exchange forward contracts, designated as cash flow hedge for accounting purposes, for the conversion of $17.5 million into NIS. The Company uses short-term cash flow hedge contracts to reduce its exposure to variability in expected future cash flows resulting mainly from payroll costs denominated in NIS. The changes in fair value of those contracts are included in the Company’s accumulated other comprehensive loss. These contracts mature through December 2019.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 10. Equity

a. Stock-based compensation plans

Stock-based compensation expenses for equity-classified stock options, restricted share units ("RSUs") and performance stock units ("PSUs") were allocated as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2019	2018	2019	2018
	U.S $ in thousands		U.S $ in thousands
Cost of sales	$541	$442	$895	$829
Research and development, net	1,511	938	2,270	1,680
Selling, general and administrative	4,041	2,898	7,157	5,184
Total stock-based compensation expenses	$6,093	$4,278	$10,322	$7,693

A summary of the Company’s stock option activity for the six months ended June 30, 2019 is as follows:

		Weighted Average
	Number of Options	Exercise Price
Options outstanding as of January 1, 2019	2,551,743	$30.82
Exercised	(195,468)	21.75
Forfeited	(176,764)	24.63
Options outstanding as of June 30, 2019	2,179,511	$32.14
Options exercisable as of June 30, 2019	1,570,615	$36.69

During the six-month periods ended June 30, 2019 and 2018, the Company issued 195,468 shares and 20,596 shares, respectively, upon the exercise of stock options. This resulted in an increase in equity of $4.3 million and $0.4 million for the six-month periods ended June 30, 2019 and 2018, respectively.

As of June 30, 2019, the unrecognized compensation cost of $5.6 million related to all unvested, equity-classified stock options is expected to be recognized as an expense over a weighted-average period of 1.6 years.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

A summary of the Company’s RSUs and PSUs activity for the six months ended June 30, 2019 is as follows:

		Weighted Average
	Number of RSUs and PSUs	Grant Date Fair Value
Unvested as of January 1, 2019	1,422,887	$20.17
Granted	1,541,482	26.58
Vested	(267,840)	20.43
Forfeited	(163,644)	21.02
Unvested as of June 30, 2019	2,532,885	$23.99

The fair value of RSUs and PSUs is determined based on the quoted price of the Company’s ordinary shares on the date of the grant.

As of June 30, 2019, the unrecognized compensation cost of $51.3 million related to all unvested, equity-classified RSUs and PSUs is expected to be recognized as expense over a weighted-average period of 3.1 years.

b. Accumulated other comprehensive loss

The following tables present the changes in the components of accumulated other comprehensive income (loss), net of taxes, for the six months ended June 30, 2019 and 2018, respectively:

	Six months ended June 30, 2019
	Net unrealized gain	Foreign currency
	(loss) on cash flow	translation
	hedges	adjustments	Total
		U.S. $ in thousands
Balance as of January 1, 2019	$(627)	$(7,126)	$(7,753)

Other comprehensive income (loss) before reclassifications	1,277	(444)	833
Amounts reclassified from accumulated other comprehensive loss	(127)	-	(127)
Other comprehensive income (loss)	1,150	(444)	706
Balance as of June 30, 2019	$523	$(7,570)	$(7,047)

	Six months ended June 31, 2018
	Net unrealized gain	Foreign currency
	(loss) on cash flow	translation
	Hedges	adjustments	Total
		U.S. $ in thousands
Balance as of January 1, 2018	$330	$(7,353)	$(7,023)
Other comprehensive income (loss) before reclassifications	(903)	(1,306)	(2,209)
Amounts reclassified from accumulated other comprehensive loss	34	95	129
Other comprehensive income (loss)	(869)	(1,211)	(2,080)
Balance as of June 30, 2018	$(539)	$(8,564)	$(9,103)

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 11. Contingencies

Patent Law-Based Claim

On November 23, 2017, a former employee, whose employment had been terminated by the Company in 2008 and who had previously unsuccessfully filed a suit against the Company, brought an additional proceeding against the Company under Section 134 of the Israeli Patent Law seeking compensation and royalties for service inventions he invented while he served as an employee of the Company. In this new proceeding, the former employee claims to be entitled to receive royalties in an amount equal to: (a) 20% of the benefits, revenues and /or savings generated by the Company in the past and in the future, including the rise in the value of the Company, as determined in the merger with Stratasys Inc., which took place in December 2012; (b) 20% of the gross profit generated by the Company in the past and 9% of the gross profit produced and that will be produced by the Company; (c) 20% of the gross profit generated by the Company in the past and the relative share of the former Objet entity of the Company in the total gross profit produced and that will be produced by the Company; or (d) 20% of the value of the service inventions at issue. The former employee further sought an order of accounts. The Company rejects the claims that serve as a basis for the proceeding and is defending against them vigorously.

The Company is a party to various other legal proceedings, the outcome of which, in the opinion of management, will not have a significant adverse effect on the financial position or profitability of the Company.